UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES CLAIM FILED AGAINST IT AND ITS SUBSIDIARY, MEGA RETAIL WITH RESPECT TO EDEN TEVA MARKET

ADDITIONAL MOTION FOR APPROVAL AS A DERIVATIVE CLAIM FILED AGAINST ALON BLUE SQUARE AND ITS SUBSIDIARY, MEGA RETAIL

YAKUM, Israel, July 14, 2015, Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today that a lawsuit was filed with the District Court in Tel-Aviv against it and its subsidiary, Mega Retail Ltd. (“Mega”), with respect to Mega's 51% subsidiary Eden Briut Teva Market Ltd. (“Eden”), by the minority (49%) shareholders of Eden. The plaintiffs are claiming that the Company and Mega have taken actions that oppressed the plaintiffs as minority shareholders in Eden in connection with Mega and Eden's filing for court approval for a stay of proceedings against Eden. Plaintiffs are alleging that the Company breached the agreement it executed with them when it had invested in Eden (an investment later transferred to Mega) in order to coerce the plaintiffs to sell their holdings in Eden for below their market value. The plaintiffs are requesting that the Court instruct the Company to acquire the plaintiffs' holdings in Eden for their market value (as claimed by the plaintiffs) or at their value at the time of the Company's original investment in Eden (the “Claim”). The Company denies both share valuations presented by the plaintiffs.

A second lawsuit was filed with the District Court in Tel-Aviv against the Company, Mega, and former members of Mega's Board of Directors by one of Mega's dairy product suppliers. The lawsuit requests approval for a derivative claim (the “Derivative Claim”) and claims that in 2013 Mega unlawfully distributed a dividend in an amount of approximately NIS 100 million (the “Distribution”). The plaintiff is requesting the Court to instruct the Company and the named directors to return to Mega all payments and/or dividends and/or benefits and/or rights received by them in connection with the Distribution. In addition, the plaintiff is asking the Court to instruct the Company and Mega to furnish it with certain documents and information about Mega, including its full financial statements for the years 2011-2014.

The Company is currently reviewing the Claim and Derivative Claim and denies all above allegations; however, at this preliminary stage of the proceedings, it is unable to evaluate their likelihood of success in the proceedings for the Claim and Derivative Claim, including the likelihood that the Derivative Claim will be certified as a derivative claim.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv Stock Exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 61.19% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

 Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the approval by the Israeli court and applicable creditors of Mega Retail's proposed debt arrangement and the uncertainty of success of such proposed arrangement; the effect of court proceedings on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 14, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

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